# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Fermi Inc., CIK 0002071778
CUSIP: 314911108
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 620 S. TAYLOR, 620 S. TAYLOR, AMARILLO, Texas (TX), 79101
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001213900-25-110298
Filed by CIK 0001950683

## Reporting persons
- Griffin Perry: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 60,946,450; sole dispositive power 0; shared dispositive power 60,946,450; aggregate amount beneficially owned 60,946,450 (9.7% of the class)
  Comment: Percentage of class represented is calculated based on 629,839,790 shares of Common Stock outstanding as of March 23, 2026, as reported on the Issuer's Form 10-K filed on March 30,2026, pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (the "10-K").
- Caddis Holdings, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 60,946,450; sole dispositive power 0; shared dispositive power 60,946,450; aggregate amount beneficially owned 60,946,450 (9.7% of the class)
  Comment: Percentage of class represented is calculated based on 629,839,790 shares of Common Stock outstanding as of March 23, 2026, as reported on the 10-K.
  
  Caddis Holdings, LP was previously organized as Caddis Holdings, LLC and underwent a change in the form of the entity, without the transfer of any shares of the Issuer or any change in the beneficial ownership of such shares.

## Item 1. Issuer
Name of issuer: Fermi Inc.
Address of issuer's principal executive offices: 620 S. TAYLOR, 620 S. TAYLOR, AMARILLO, TEXAS, 79101.

## Item 2. Person Filing
Name of person filing: Griffin Perry
Address of principal business office or, if none, residence: 1333 Oak Lawn Ave., Suite 900, Dallas, Texas 75207
Citizenship: See response to Item 4 on cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See response to Item 9 on cover page.

Reflects shares of common stock of Fermi Inc. (the "Issuer") directly held by Caddis Holdings, LP. Mr. Perry is a manager of Caddis Capital, LLC, the general partner of Caddis Holdings, LP, and may be deemed to beneficially own common stock of the Issuer held by Caddis Holdings, LP. Mr. Perry disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.
Percent of class: See response to Item 11 on cover page.
Sole power to vote or to direct the vote: See response to Item 5 on cover page.
Shared power to vote or to direct the vote: See response to Item 6 on cover page.
Sole power to dispose or to direct the disposition: See response to Item 7 on cover page.
Shared power to dispose or to direct the disposition: See response to Item 8 on cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Griffin Perry: /s/ Griffin Perry, Griffin Perry (04/15/2026)
- Caddis Holdings, LP: /s/ Griffin Perry, Manager of the General Partner of the Reporting Person (04/15/2026)